Exhibit 99.5
Execution version
[TO BE GRANTED IN MEXICO BEFORE A NOTARY PUBLIC]
NUMBER [•]
BOOK [•]
FOLIO [•]
     In Mexico City, on November thirtieth two thousand and six, the undersigned, [•], Notary Public number [•] of Mexico City, hereby confirms the following:
     This (I) CANCELLATION OF A FIRST PRIORITY MORTGAGE (hereinafter, the “Mortgage Cancellation”) granted by Citibank, N.A., in its capacity as agent and on behalf of the beneficial holders of the Senior Secured Floating Rate Notes due two thousand four, issued by Satélites Mexicanos, S.A. de C.V. (hereinafter, the “Mortgagor” or the “Company”) pursuant to that certain indenture agreement dated March four, nineteen ninety eight (hereinafter, the “Original Indenture”) and the Original Collateral Trust Agreement (as defined bellow), represented herein by its Attorney-in-Fact, Mr. [•] (hereinafter, “Citibank”), in favor of the Company, represented herein by its Attorney-in-Fact, Mr. Sergio Miguel Angel Autrey Maza; and this (II) GRANTING OF A FIRST PRIORITY MORTGAGE (hipoteca en primer lugar y grado de prelación) in and over the Mortgaged Assets (as defined below) to secure the First Priority Obligations (as defined below) (hereinafter, as amended, supplemented, or modified from time to time, the “New Mortgage”), granted by the Company in favor of, and/or for the benefit of, HSBC Bank USA, National Association, in its capacity as First Priority Collateral Trustee under the First Priority Collateral Trust Agreement referenced below (hereinafter, the “First Priority Collateral Trustee” or the “First Priority Mortgagee”) for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement (as defined below), represented herein by its Attorney-in-Fact, Mr. Gustavo Walther Vomend Alvarez, pursuant to the following recitals and clauses (the Mortgage Cancellation and the New Mortgage being referred collectively herein as the “Instrument”):
WHEREAS

     One.- The Company currently holds three concessions to occupy the 113.0° W.L., 114.9° W.L. and 116.8° W.L. geostationary orbital slots allocated to Mexico and to exploit their respective associated frequency bands (“C” and “Ku”), as well as the rights of emission and reception of signals (jointly, the “Orbital Concessions”) , and one concession to use and exploit certain real estate property located and its fixtures thereof, in Iztapalapa, in Mexico City, and in Hermosillo, Sonora, where the Company’s satellite control centers are located (hereinafter, the “Real Estate Concession”) (hereinafter, jointly the Orbital Concessions and the Real Estate Concession as amended, supplemented, or modified from time to time, collectively the “Existing Concessions”). The Existing Concessions were granted to the Company by the Mexican Government, acting through the Ministry of Communications and Transportation (the “Ministry”). A copy of each of the other Existing Concessions, is attached hereto to the appendix of this deed, which I do under letters [•], [•], [•] and [•].
     Two.- The Company currently owns and operates three satellites known as Satmex 6, Solidaridad 2 and Satmex 5, respectively located and operating at the 113.0° W.L., 114.9° W.L. and 116.8° W.L. geostationary orbital slots concessioned to the Company (hereinafter, the “Existing Satellites”).
     Three.- By means of public deed number twenty seven thousand nine hundred and fifty three, dated December eighteen, nineteen ninety seven, granted before Carlos Sotelo Regil Hernández, Notary Public number one hundred sixty five for the Federal District, the Company and Lehman Brothers Commercial Paper, Inc. (“Lehman”) entered into a Mortgage Agreement (hereinafter, the “Original Mortgage”) pursuant to which the Company granted a first priority mortgage in favor of Lehman, as mortgagee, on substantially all of the assets of the Company, acting for the benefit of certain secured parties set forth therein. The Original Mortgage was recorded (i) with the Federal Telecommunications Registry of Mexico (hereinafter, the “Telecommunications Registry”) under file number three hundred and three, “legajo” number five, class three hundren and ten point seven, dated December second, nineteen ninety nine, and (ii) with the Public Registry of Commerce in Mexico City under commercial folio number two hundred and twenty six thousand one hundred and nine dated, January twenty, nineteen ninety eight.

Such recordations fully perfected the Original Mortgage against all third parties as of the date of such recordation
     Four.- Pursuant to certain official communications issued on December twenty second and twenty third, nineteen ninety seven, by the Ministry, the Ministry, among other matters, (i) recognized the existence of the mortgage created by the Company in favor of its secured creditors pursuant to the Original Mortgage, (ii) agreed to provide Company’s secured creditors with advance notice of any conditions that might lead to a termination or revocation of the Orbital Concessions, (iii) recognized the Company’s secured creditors’ right to appoint an assignee to exploit the Orbital Concessions for such secured creditors and be able to take any necessary action to remedy such irregularities related to the Orbital Concessions within the scope provided in the Mexican Telecommunications Law and satellite communications regulations, (iv) acknowledged and consented to the Company’s secured creditors’ liens on substantially all of the Company’s assets to secure the fulfillment of the Company’s obligations in favor of its secured creditors, (v) agreed that such lien on the Orbital Concessions will neither be considered as a violation of any applicable legal provision, nor result in revoking or terminating the Orbital Concessions or suspending or limiting the Company’s rights in accordance with the Orbital Concessions, and (vi) agreed that in the event mortgagees enforce the security interest on mortgage guaranty on the Orbital Concessions and award to themselves or any third party the Orbital Concessions, and by the Ministry thereby confirmed that (a) filing of any enforcement of proceeding will neither be considered as a violation of any applicable legal provision, nor result in revoking or terminating the Orbital Concessions or suspending or limiting Company’s rights in accordance with the Orbital Concession, and (b) subject to the restrictions on participation of the applicable Mexican laws, the awarding of the mortgage guaranties on the Orbital Concessions will neither be considered as a violation of any applicable legal provision, nor result in revoking or terminating the Orbital Concessions or suspending or limiting Company rights in accordance with the Orbital Concessions, provided that awarding of the mortgage guarantees on the Orbital Concessions will be subject to the provisions of the applicable laws and the Orbital Concessions themselves, prior approval of the Ministry and a favorable ruling rendered by the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which are attached hereto as Exhibit [“___”].

     Five. By means of deed number forty one thousand eight hundred and fourteen, dated February twenty four, nineteen ninety eight, granted before Roberto Nuñez y Bandera, Notary Public number one for the Federal District, the Company, Lehman and Citibank, entered into an amendment for creditor substitution and extension of guarantee to the Original Mortgage (the “Restated Mortgage”), pursuant to which the Company, as debtor, with the concurrence and acceptance of Lehman, granted a first priority mortgage in favor of Citibank, as mortgagee, acting for the benefit of certain secured parties set forth therein. The Restated Mortgage was recorded (i) with the Telecommunications Registry under file No. three hundred and three, “legajo” number five, class three hundred and ten point seven, and (ii) with the Public Registry of Commerce in Mexico City under commercial folio number two hundred twenty six thousand one hundred and nine. Such recordations fully perfected the Restated Mortgage against all third parties as of the date of recordation of the Original Mortgage.
     In connection with the Restated Mortgage, the Company, Firmamento Mexicano, S. de R.L. de C.V., Servicios Corporativos Satelitales, S.A. de C.V., Citibank, as Collateral Trustee, entered into that certain Intercreditor and Collateral Trust Agreement dated as of February twenty third, nineteen ninety eight (the “Original Collateral Trust Agreement”).
     Six. On June twenty ninth, two thousand five the Company commenced a concurso mercantil proceeding (hereinafter, the “Concurso Proceeding”) by filing a voluntary petition pursuant to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles). The petition was allocated to the Second Federal District Court for Civil Matters in Mexico City (hereinafter, the “Concurso Court”),under file number (expediente) one hundred and twenty nine dash two thousand five (129/2005) and admitted by the Concurso Court on June thirty, two thousand five. On September seven, two thousand five the Concurso Court declared the Company in concurso mercantil. On October eleventh, two thousand five the Concurso Court, assumed Thomas S. Heather Rodriguez as conciliador in the Concurso Proceeding (hereinafter, the “Conciliador”). On June first, two thousand six, upon execution thereof by the Company and more than the requisite creditors pursuant to the Ley de Concursos Mercantiles, the Conciliador filed a plan of reorganization (convenio concursal) (hereinafter, the “Concurso Plan”) with the Concurso Court for approval. On July fourteenth, two thousand six the Mexican Bankruptcy Court issued and interlocutory resolution an order approving the Concurso Plan (hereinafter, the “Concurso Plan Resolution”) and terminating the Concurso Proceeding. On August second, two thousand six the Concurso Plan Resolution became final and non-appealable.
     Seven.- The Concurso Plan set forth the terms and conditions for the restructuring of the Company’s debt and the realignment of its equity (hereinafter, the “Restructuring”) but did not implement the Restructuring. To implement the Restructuring, on August eleventh, two thousand six (hereinafter, the “Petition Date”) the Company filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (hereinafter, the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (hereinafter, the “Bankruptcy Court”), which was registered under chapter eleven number cero six dash one one eight six eight (06-11868) (RDD). On the Petition Date, the Company filed with the Bankruptcy Court its proposed chapter 11 plan of reorganization (as amended or supplemented, the “Chapter 11 Plan”); which by the voting deadline of October twentieth, two thousand six, was accepted by the requisite number of creditors and equity interest holders in each class pursuant to the Bankruptcy Code, which acceptance was not revoked or otherwise invalidated in any respect. On October twenty six, two thousand six, the Bankruptcy Court entered an order (hereinafter, the “Confirmation Order”) confirming the Chapter 11 Plan. On November twenty first, two thousand six, the Confirmation Order became final and non-appealable.
     Eight.- Pursuant to the Concurso Plan and the Chapter 11 Plan, certain claims against the Company, including those secured by the Restated Mortgage, are restructured and as part of the Restructuring, the Restated Mortgage is released by Citibank, and the New Mortgage is simultaneously granted to the First Priority Collateral Trustee, as of the Effective Date of the Chapter 11 Plan (as defined in the First Priority Indenture), which date is the date hereof.

     Nine.- Pursuant to the Concurso Plan and the Chapter 11 Plan, on the date hereof the Company has also entered into a certain First Priority Indenture (the “First Priority Indenture”) and related documents, including without limitation this Instrument and the First Priority Collateral Trust Agreement (defined below), pursuant to which it has issued certain First Priority Senior Secured Notes due 2011 in the principal amount of US$238,236,500.00 (two hundred thirty eight million two hundred and thirty six thousand and five hundred Dollars 00/100, currency of the United States of America) (the “First Priority Securities”).
     Pursuant to the Concurso Plan and the Chapter 11 Plan, on the date hereof, the Company has also entered into certain agreement with Loral Skynet Corporation regarding certain transponders on the Company’s Satmex 5 satellite (the “Satmex 5 Usufructo Agreement”), and an agreement with Loral Skynet Corporation regarding certain transponders on the Company’s Satmex 6 satellite (the “Satmex 6 Usufructo Agreement”), which agreements include grants by the Company of usufructos, pursuant to Article nine hundred eighty and related provisions of the Federal Civil Code of Mexico, over the applicable transponders on the Satmex 5 and Satmex 6 satellites, respectively (collectively, the “Loral Usufructos”).
     Ten.- As security for, among others, the full and punctual payment when due (whether at stated maturity, by acceleration or otherwise) of the First Priority Obligations (as herein after defined), upon cancellation of the Restated Mortgage as herein provided, the Company grants a first priority mortgage in favor of the First Priority Mortgagee over the Mortgage Assets (as herein after defined).
REPRESENTATIONS
     I.- Citibank represents, through its representative, that:
     (a) It is an entity duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation, and has all requisite corporate or other power and authority to enter into this Instrument, with respect to the Mortgage Cancellation, to cancel and release the Restated Mortgage and to perform its obligations hereunder, and to carry out the terms hereof and the transactions contemplated hereby.
     (b) With respect to the Mortgage Cancellation, this Instrument is legal, valid and binding obligation of Citibank, enforceable against Citibank in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally.
     (c) Its representative, Mr. Mario Roberto Martínez Guerrero, has all requisite power and authority to execute this Agreement, as evidenced in public deed number fifty five thousand six hundred fifty three, dated November twenty first two thousand six, granted before Mr. Roberto Núñez y Bandera, Notary Public number one for the Federal District; which authority has not been limited, revoked or modified.
     (d) It is acting for the benefit of the beneficiaries of the Restated Mortgage in its capacity as “Indenture Trustee” under the Original Indenture and as “Collateral Trustee” under the Original Collateral Trust Agreement.
     II.- The Mortgagor represents, through its representative, that:
     (a) It is a limited liability variable capital corporation (sociedad anónima de capital variable), duly organized under the laws of México (as defined below), as evidenced by public deed No. fifty one thousand three hundred and seventy one, dated June twenty sixth, nineteen ninety seven, granted before Mr. Miguel Alessio Robles, Notary Public number nineteen for the Federal District and registered with the Public Registry of Commerce of the Federal District, under commercial folio number two hundred and twenty six thousand one hundred and nine.
     (b) It is duly organized and validly existing under the laws of Mexico, and has all requisite corporate or other power and authority to enter into this Instrument, and to perform its obligations hereunder, and to carry out the terms hereof and the transactions contemplated hereby, including without limitation the grant of the New Mortgage.
     (c) It has taken all necessary and required action, governmental, corporate or otherwise) to authorize the execution of this Instrument, the transactions contemplated hereby and the performance of its obligations hereunder, including but not limited to the notices made on November seventeen and twenty nine, two thousand six to the Ministry in connection with the creation of the New Mortgage.
     (d) The execution and delivery of this Instrument and the performance of its obligations hereunder does not (i) violate or result in any breach of any Law applicable to it or its estatutos sociales, or (ii) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any (a) law, (b) concession, permit or other governmental authorization or (c) contractual obligations to which it is a party or under its estatutos sociales.
     (e) This Instrument is a legal, valid and binding obligation of Mortgagor, enforceable against Mortgagor in accordance with its terms, except as enforceability may be delayed by applicable concurso mercantil, bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally.
     (f) There is no action, suit, proceeding or investigation pending or, to the best of its knowledge, threatened against it before or by any governmental or regulatory authority, court or arbitrator, the adverse determination of which could reasonably be expected to materially and adversely affect its ability to perform its obligations hereunder, or which questions the validity, binding effect or enforceability hereof or thereof.
     (g) Its representative, Mr. Segio Migule Autrey Maza, has all requisite power and authority to execute this Agreement on behalf of the Mortgagor and to bind the Mortgagor under the terms of this Agreement, as evidenced in public deed number [•], dated [•], granted before Mr. [•], Notary Public number [•] for the Federal District, which is being registered] with the Public Registry of Commerce of the Federal District, authority has not been limited, revoked or modified.
     (h) It wishes to secure the First Priority Obligations as described herein.
     (i) It is the sole owner of each and all of the Mortgaged Assets (as defined below), which Mortgaged Assets, after execution and registration of this Instrument with the corresponding Public Registry of Commerce and notice of the Mortgage Cancellation to the Telecommunications Registry, shall be free of any type of lien and easements (by operation of law or in any other manner), preferential right or ownership limitation, labor claims, claim for taxes or any other tax claim, except for the Loral Usufructos.
     (j) That after recordation of this Instrument with the corresponding Public Registry of Commerce and notice to the Telecommunications Registry, the New Mortgage created hereby will (i) meet the specific requirements set forth in the Mexican Communications Law under the Orbital Concessions, particularly the provisions of Article ninety four and ninety five of the Mexican Telecommunications Law and section one point fourteen of the Orbital Concessions; and (ii) constitute a first priority lien on the Mortgaged Assets.
     (k) On the date of this Instrument, it has executed or will execute all other First Priority Security Documents (as defined below) to secure all the First Priority Obligations (as defined below). For purposes of the New Mortgage and except as otherwise set forth herein, the First Priority Mortgagee and any and all beneficiaries under any of the First Priority Documents shall be referred to, collectively herein, as the “Secured Parties”. The First Priority Mortgagee and the Mortgagor submit to me and I hereby attach to the appendix hereof under the number of this deed and letter [•], a copy of each of the other First Priority Indenture and the First Priority Collateral Trust Agreement, in the English and executed by each of the parties thereto, and the Mortgagor and the First Priority Mortgagee represent that they know and understand such language.
     (l) By this instrument it expressly recognizes the existence of the Secured Parties, and the capacity of the First Priority Collateral Trustee to act on behalf and benefit of its beneficiaries pursuant to the First Priority Collateral Trust Agreement (defined bellow), and the capacity of its legal representatives to execute this Instrument.
     III.- The First Priority Mortgagee represents, through its representative, that:
     (a) It has the power and authority to enter into this Agreement.
     (b) Its representative, Mr. Gustavo Walther Vomend Alvarez, has all requisite power and authority to execute this Agreement, as evidenced in public deed number seventy seven thousand two hundred and fifty one, dated November twenty nine two thousand and six, granted before Mr. Miguel Alessio Robles, Notary Public number nineteen for the Federal District; which authority has not been limited, revoked or modified.
     (c) It is acting for the benefit of the beneficiaries under that certain First Priority Collateral Trust Agreement, dated as of the date hereof, by and among the First Priority Collateral Trustee, the Mortgagor, the First Priority Indenture Trustee under the First Priority Indenture, and the First Priority Guarantors identified therein (the “First Collateral Trust Agreement”).
     NOW, THEREFORE, taking into account the recitals and representations set forth above, the parties hereto hereby agree in the following:
CLAUSES
CHAPTER I
MORTGAGE CANCELLATION
     FIRST.- Simultaneously with the acts referred in Chapter II below, Citibank hereby expressly, irrevocably and entirely cancels, releases and terminates the first priority mortgage made by the Company pursuant to the Restated Mortgage as more fully described in the Whereas Five of this Instrument and, thus, releases the mortgage granted thereunder in all of the rights, privileges and interests therein specified with the broadest release that may be granted pursuant to applicable Law, reserving no other or additional right or claim arising from, or relating to, the Restated Mortgage and/or the mortgage assets therein, which right is hereby expressly waived.
     SECOND.- Simultaneously with the acts referred in Chapter II below, Citibank agrees that the Company and the officers of the Telecommunications Registry carry out any and all acts necessary before the applicable Public Registry of Commerce to make the relevant notations and registrations of this Mortgage Cancellation with the Telecommunications Registry and the corresponding Public Registry of Commerce.
     THIRD.- The Company hereby acknowledges that Citibank is executing this instrument in accordance with the Concurso Plan, the Chapter 11 Plan and the Confirmation Order and by direction of the Bankruptcy Court . For all purposes set forth hereunder, Citibank is executing this instrument for the benefit of all agents and beneficiaries under the Restated Mortgage.
CHAPTER II
FIRST PRIORITY STATUTORY
TELECOMMUNICATIONS MORTGAGE
     FOURTH.- Definitions. As used in this New Mortgage, the following defined terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined). Other capitalized terms not defined in this New Mortgage, shall be used as defined in the First Priority Indenture or the First Priority Collateral Trust Agreement as applicable:
     “Concessions” means the Existing Concessions and any other concessions granted to the Company, as the same may be amended, modified, or supplemented from time to time.
     “Existing Concessions” shall have the meaning specified in the recitals hereto.
     “Existing Satellites” shall have the meaning specified in the recitals hereto.
     “Event of Default” shall have the meaning specified in [Section five point one] of the First Priority Indenture, and/or any default whatsoever of the Secured Obligations.
     “First Priority Collateral” means all right, title, and interest of the Company and each First Priority Guarantor in any assets or other Property, including but not limited to all assets and other Property of whatever nature, whether real, personal, or mixed, tangible or intangible, now owned or existing or hereafter acquired or arising, and including but not limited to all assets and other Property with respect to which a Lien or security interest is purported to or may be created or granted as security for any of the First Priority Obligations pursuant to any of the First Priority Documents, and all products and Proceeds of the foregoing. Without limiting the generality of the foregoing the First Priority Collateral includes any and all assets and other Property of the Company and each First Priority Guarantor in which the First Priority Collateral Trustee, for itself or for the benefit of the First Priority Indenture Trustee or the First Priority Holders, acquires a Lien or security interest or other interest after the commencement of any proceeding under any Bankruptcy Law.
     “First Priority Collateral Trust Agreement” as defined in section III (c) of the Representations section herein.
     “First Priority Collateral Trustee” or “First Priority Mortgagee” as defined in the preamble of this Agreement.
     “First Priority Documents” means, collectively, this First Priority Indenture, the First Priority Securities, the First Priority Collateral Trust Agreement, the First Priority Security Documents, the First Priority Guarantees, and any other document executed or delivered by any of the Company in connection with any of the First Priority Securities or First Priority Obligations, as such documents may be amended, supplemented, or otherwise modified from time to time.
     “First Priority Guarantees” means any and all guarantees of the First Priority Obligations and documents reflecting Guarantee Obligations regarding the First Priority Obligations, but not including the First Priority Indenture, as the same may be amended, supplemented, or otherwise modified from time to time.
     “First Priority Guarantor” and “First Priority Guarantors” means each and every Restricted Subsidiary until a successor replaces any or all of them in accordance with the provisions of the First Priority Indenture, and thereafter means such successor or successors.
     “First Priority Holder” means a Person who is a First Priority Holder under the First Priority Indenture.
     “First Priority Indenture” shall have the meaning specified in the Whereas Nine of this Instrument.

     “First Priority Indenture Trustee” means the party named as such in the preamble to the First Priority Indenture and any permitted successor thereto.
     “First Priority Obligations” means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity, acceleration, or other due date of any of the First Priority Securities and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, concurso mercantil, or like proceeding, relating to the Company or any Restricted Subsidiary, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the First Priority Securities (including any Additional Amounts, as defined in the First Priority Indenture) and all other obligations and liabilities of the Company or Restricted Subsidiary to the First Priority Indenture Trustee, the First Priority Collateral Trustee, any First Priority Holder, or any of their respective affiliates, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, any First Priority Document, any interest rate protection agreement entered into with any party thereto or any affiliate of any such party, or any other document made, delivered, or given in connection herewith or therewith, whether existing on the date hereof or hereafter arising, and whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges, and disbursements of counsel to the First Priority Indenture Trustee and/or First Priority Collateral Trustee) or otherwise.
     “First Priority Securities” shall have the meaning specified in the Whereas Nine of this Instrument.
     “First Priority Security Documents” means, collectively, the New Mortgage, the First Priority Collateral Trust Agreement, the Restricted Subsidiary pledge agreements, and all other documents hereafter delivered to the First Priority Collateral Trustee that secure or guarantee, or grant a Lien on any Property of any Person to secure or guarantee, the First Priority Obligations, as the same may be amended, supplemented, or otherwise modified from time to time.
     “Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government (including, without limitation, the National Association of Insurance Commissioners).

     “Lehman” shall have the meaning specified in the Whereas Three of this Instrument.—
     “Loral Transponders”: means the three (3) 36 MHz 132 Watt Ku-Band full hemisphere transponders on Satmex 5, specifically Ku-15, Ku-21 and Ku-23, and the two (2) 36 MHz 250 Watt Ku-Band switchable North America/hemispheric transponders and two (2) 36 MHz C-Band C-3 hemispheric transponders on Satmex 6, specifically Ku-16 and Ku-18 and C-15 and C-17.
     “Loral Usufructos” shall have the meaning specified in the Whereas Nine of this Instrument.
     “Mexico” means the Estados Unidos Mexicanos (United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or either entity (including a trust) owned or controlled directly or indirectly by the Estados Unidos Mexicans (United Mexican States) or any of the foregoing or created by law as a public entity.
     “Mexican Communications Law” means Mexico’s Federal Communications law (Ley de Vìas Generales de Comunicaciòn), promulgated on February nineteenth, nineteen forty, as amended, supplemented, or otherwise modified from time to time, and regulations thereunder, as amended, supplemented, or otherwise modified from time to time.
     “Mexican Telecommunications Law” means Mexico’s Federal Telecommunications law (Ley Federal de Telecomunicaciones), promulgated June seventh, nineteen ninety five, as amended, supplemented, or otherwise modified from time to time, and regulations thereunder, as amended, supplemented, or otherwise modified from time to time.—
     “Ministry” shall have the meaning specified in Whereas One of this Instrument.
     “Mortgaged Assets” shall have the meaning ascribed to such term in Clause Five hereof.
     “New Mortgage” has the meaning set forth in the preamble hereto.
     “Orbital Concession” shall have the meaning specified in the Whereas One of this Instrument.
     “Original Collateral Trust Agreement” shall have the meaning specified in the Whereas Five of this Instrument.
     “Original Indenture” has the meaning set forth in the preamble hereto.

     “Original Mortgage” shall have the meaning specified in the Whereas Three of this Instrument.
     “Person” means any individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority, or other entity of whatever nature.
     “Property” means any right or interest in or to property of any kind whatsoever, whether real, personal, or mixed, and whether tangible or intangible, including, without limitation, Capital Stock, rights to and in the Concessions and the orbital slots subject thereto, and regulatory, governmental, and all other rights and assets under the laws of Mexico, the U.S., and otherwise..
     “Real Estate Concession” shall have the meaning specified in the Whereas One of this Instrument.
     “Restated Mortgage” shall have the meaning specified in the Whereas Five of this Instrument.
     “Restricted Subsidiary” means any Subsidiary of the Company or of any of the Company’s Restricted Subsidiaries that is not an Unrestricted Subsidiary (as defined in the First Priority Indenture), including without limitation any such Subsidiary of a Restricted Subsidiary.
     “Restructuring Agreement” means that certain Restructuring Agreement, dated as of March thirty first, two thousand six, by and among the Company; Servicios Corporativos Satelitales, S.A. de C.V.; Loral Skynet Corporation and Loral Satmex Ltd.; Principia, S.A. de C.V.; and certain beneficial owners (or investment managers or advisors with power to vote or dispose of all or substantially all of the relevant securities on behalf of the beneficial owners) of (a) the Senior Secured Floating Rate Notes due June thirtieth, two thousand four and/or (b) the 10-1/8% Senior Notes due November first, two thousand four.
     “Satellites” means the Existing Satellites and any other satellites in which the Company has an insurable interest.
     “Subsidiary” means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity or are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, all references to a “Subsidiary” or to “Subsidiaries” in this Instrument shall refer to a Subsidiary or Subsidiaries of the Company or to a Subsidiary or Subsidiaries of a Subsidiary of the Company.
     “United States” means the United States of America.
     FIFTH.- Granting of Lien.
     (I) As security for, (i) the full and punctual payment when due (whether at Stated Maturity (as defined in the First Priority Indenture), by acceleration or otherwise) to the Secured Parties of the First Priority Obligations, including without limitation the punctual payment of principal and interest and all other amounts (including Additional Amounts) (as defined in the First Priority Indenture) under the First Priority Securities, (ii) the due and punctual payment to the Secured Parties of all other monetary obligations of the Mortgagor, of any nature, pursuant to the First Priority Documents, (iii) the timely performance by the Mortgagor of its obligations under this Instrument and each and all of the other First Priority Documents, and (iv) the payment of all fees, costs and expenses paid or incurred by the First Priority Mortgagee in connection with the execution, perfection and foreclosure of the New Mortgage (all the foregoing obligations, collectively, the “Secured Obligations”), the Mortgagor hereby grants the New Mortgage in favor of First Priority Mortgagee, in all of the rights, privileges and interest in, to and under the following assets (hereinafter, whether now existing or hereafter arising, and wherever located the “Mortgaged Assets”), pursuant to the laws of Mexico, including but not limited to, the terms of Articles ninety two, ninety three, ninety four and other applicable provisions of the Mexican Communications Law: (1) the Orbital Concessions; (2) the Real Estate Concession, subject to this Clause Fifth, section (VII), below; (3) the Concessions; (4) the Satellites and all constructions and works built in connection with the installation and operation of the Satellites and, in general, all other accessories and other property pertaining to or otherwise built or affixed, now or in the future, for the operation of the Satellites; (5) all of the fixed and movable property and equipment, now owned or hereafter acquired by the Mortgagor and relating to the construction, exploitation, repair, renewal and maintenance of the satellite systems, built and operated pursuant to the Concessions, including, but not limited to, all machinery, equipment, furnishing, fixtures, vehicles, computers and other electronic data-processing and office equipment, and any and all additions, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto; (6) (y) all accounts receivable, investment property, securities, stock, contracts, licenses, intellectual property, assets recorded on their books and other forms of intangible assets, now owned or hereafter received or acquired, by or belonging or owing to the Mortgagor (including, without limitation, under any trade name, corporate name or division thereof) whether arising out of goods sold or services rendered by the Mortgagor; and (z) all moneys due or to become due to the Mortgagor under all contracts for the sale of goods or the performance of services or both by the Mortgagor (whether or not yet earned by performance on the part of the Mortgagor), now in existence or hereafter occurring; (7) cash and all investments made by the Mortgagor, whenever held, including without limitation all amounts held in a Company Segregated Account (as defined in the First Priority Indenture) or a First Priority Collateral Trustee Segregated Account (as defined in the First Priority Indenture) or in any other account pursuant to the First Priority Collateral Trust Agreement; (8) the amounts, if any, that are received by Mortgagor under Clause Twelve hereof; (9) to the extent not otherwise included in the foregoing paragraphs, (x) any and all proceeds of any Asset Sale (as defined in the First Priority Indenture), Recovery Event (as defined in the First Priority Indenture), or other insurance, indemnity, warranty or guaranty payable to the Mortgagor from time to time with respect to any of the assets constituting the Mortgaged Assets, (y) any and all payments (in any form whatsoever) made or due and payable to the Mortgagor from time to time in connection with any rescate, expropriation, revocation, requisition, confiscation, or forfeiture of all or any part of the assets comprising the Mortgaged Assets by any Mexican Governmental Authority, and (z) any and all other amounts from time to time paid or payable at any time to the Mortgagor under or in connection with any of the assets comprising the Mortgaged Assets, which foregoing Mortgaged Assets constitute substantially all assets of the Company.
     (II) Notwithstanding the provisions of Section (I) of this Clause Five, the First Priority Mortgagee will hold a first priority security interest only for the benefit of the Secured Parties, with respect to the Mortgaged Assets.

     (III) The mortgage created hereby shall constitute a first perfected priority mortgage over all of the Mortgaged Assets upon registration of this Instrument in the corresponding Public Registry of Commerce, with respect to third parties, provided that the New Mortgage shall also be filed in the Telecommunications Registry.
     (IV) Notwithstanding the compliance in part of the First Priority Obligations by the Mortgagor, the Mortgagor hereby expressly waives the benefits of partial liberation and partial division as referred to in Mexican Federal Civil Code, as well as the other Civil Codes of the states of Mexico.
     (V) With respect to the New Mortgage the parties hereby recognize the rights and limitations of article ninety five of the Mexican Communications Law.
     (VI) By execution of this New Mortgage, the First Priority Mortgagee acknowledge and agree that none of the members of the Board of Directors, officers or representatives of Mortgagor shall have or assume any liability in respect of Mortgagor’s obligations arising from the execution of this New Mortgage under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each of such persons is released from such liability, with the broadest release that may be granted pursuant to applicable law, without the Mortgagor reserving any action against them for such liability, which is hereby expressly and irrevocably waived.
     (VII) The parties hereby acknowledge that the mortgage over the Real Estate Concession pursuant to Section (I)(2) above, but only to the extent relating to the Real Estate Concession, is subject to the condition precedent that the competent Mexican authorities, including the Ministry, consent to and authorize the creation and perfection of such mortgage over the Real Estate Concession (the “Governmental Approval”). The Mortgagor shall file for such Governmental Approval as soon hereafter as is practicable and shall use its reasonable efforts to obtain the Governmental Approval within sixty calendar days or as soon thereafter as practicable and, to the extent granted, it shall provide promptly to the First Priority Mortgagee copies of all documents evidencing such Governmental Approval. The Mortgagor makes no representation, warranty or assurance as to its ability to obtain the Governmental Approval. The Mortgagor hereby agrees and covenants that it shall, as from the date hereof and until the obligations secured by this New Mortgage are paid in full pursuant to its terms, (i) abstain from selling, assigning, exchanging, pledging or otherwise transferring, encumbering its rights under the Real Estate Concession or agreeing to do so (except for the mortgage contemplated hereunder and under certain second priority mortgage agreement granted by the Mortgagor on this date in favor of certain second priority mortgagee (“Second Priority Mortgage”), and (ii) keep the Real Estate Concession free from all encumbrances, security interests and liens except for the mortgage contemplated hereunder and under the Second Priority Mortgage. In the event the Governmental Approval is not granted or is denied, despite the Mortgagor’s efforts, such event shall not invalidate or render unenforceable any other provision of this Instrument, including without limitation, the first priority mortgage granted herein over the Mortgaged Assets, excluding, in such event, only the Real Estate Concession.
     SIXTH.- First Priority Mortgagee’s Powers and Authority.
     The Mortgagor hereby irrevocably acknowledges and recognizes that the First Priority Mortgagee is an agent for the Secured Parties with all attached rights set forth in the First Priority Collateral Trust Agreement, and that it has all the authority of an attorney-in-fact of the Secured Parties, with authority for lawsuits and collections, acts of administration and acts of ownership and with authority to consent and execute any amendments to this Instrument relating to the New Mortgage hereby created, including, without limitation, the authority for bringing suit on behalf of the Secured Parties against the Mortgagor and, in such case, the Mortgagor hereby further irrevocably acknowledges and agrees that it will not challenge or fail to recognize the legal capacity of the First Priority Mortgagee. The provisions of this Clause Sixth shall not in any manner whatsoever restrict the exercise of foreclosure rights (derechos de ejecución) of the New Mortgage hereby created of each of the Secured Parties pursuant to the First Priority Documents, as applicable.
     SEVENTH .- Covenants.
     The Mortgagor covenants and agrees that from and after the date of this New Mortgage and until the Secured Obligations are fully satisfied:
     (a) Maintenance of Insurance; Appointment of First Priority Mortgagee as Loss Payee. The Mortgagor shall maintain insurance as required under the First Priority Documents.

     (b) Further Assurances and Registration. (i) The Mortgagor agrees to execute and deliver all necessary documents and instruments to obtain the necessary consents, to translate the necessary documents, to notarize before any notary public any such document and to undertake any other action that may be necessary, at the reasonable request of the First Priority Mortgagee, for the purpose of creating and maintaining the mortgage created hereunder and to permit the First Priority Mortgagee the exercise of its rights under this Instrument.
     (ii) Without limiting the generality of the foregoing, the Mortgagor agrees to file for registration this Instrument (together with its Exhibits) before the corresponding Public Registry of Commerce, and, to give notice to the Ministry that this New Mortgage has been entered into pursuant to Article ninety six of the Mexican Communications Law, within five (5) business days counted from the date of this Instrument. For purposes of the above mentioned filings, the Mortgagor hereby grants a special power-of-attorney to each of Alejandro Sainz Orantes, Daniel Saltzberg Koris, Juan O’Gorman Merino and Hugo Lopez Coll, who may, individually or jointly, appear before the Public Registry of Commerce and the Telecommunications Registry to register this Instrument and to undertake any action and receive any documentation relating to this Instrument or such registration.
     (c) No Additional Action. The Mortgagor shall abstain from undertaking any action or permitting any person in its control to take any action, that may affect the registration, validity or enforceability of the Concessions or the mortgage created hereunder.
     (d) Defense of Mortgaged Assets. The Mortgagor further agrees to defend, at its expense, the Mortgaged Assets from and against any action, judgment or proceeding initiated against it by any third party or before any Governmental Authority, court or arbitrator (Mexican or non-Mexican). The First Priority Mortgagee shall have the right (but not the obligation) to defend the Mortgaged Assets; provided, however that the Mortgagor shall reimburse the First Priority Mortgagee for any cost or expense incurred in connection with such defense and the relevant amounts shall be part of the Secured Obligations until paid in full.
     (e) Subsequent Identification of the Mortgaged Assets. The Mortgagor shall, if and when reasonably requested by the First Priority Mortgagee, furnish to the First Priority Mortgagee (and its agents) statements, lists and schedules further identifying and describing the Mortgaged Assets.

     (f) Notices. The Mortgagor shall advise the First Priority Mortgagee promptly, in reasonable detail, (i) of any lien or claim made or asserted against any of the Mortgaged Assets, and (ii) of the occurrence of any event which would have a material adverse effect in respect of the rights of the First Priority Mortgagee pursuant to this Instrument, on the aggregate value of the Mortgaged Assets or in the security interest created or intended to be created hereunder.
     (g) Rights of Inspection. Upon notice to the Mortgagor, the First Priority Mortgagee shall at all times have full and free access during normal business hours to all the books, records and correspondence and documents in possession or subject to the control of the Mortgagor, and the First Priority Mortgagee or its representatives may examine such books, records, correspondence and documents, take extracts therefrom or make photocopies thereof. The Mortgagor agrees to render to the First Priority Mortgagee, at the Mortgagor’s cost and expense, such administrative and other assistance as may be reasonably requested with regard thereto, including discussing the affairs, finance and projects of the Mortgagor with any of its officers or directors. Upon reasonable notice to the Mortgagor, the First Priority Mortgagee and its representatives shall also have the right to enter any premises where any of the Mortgaged Assets is located, for the purpose of inspecting such Mortgaged Assets, observing its use or otherwise protecting its interests therein.
     (h) Disposition of Mortgaged Assets. The Mortgagor shall not be permitted to sell, lease, sell and lease back, assign, convey, transfer or otherwise dispose of the Mortgage Assets, whether now owned or hereafter acquired, unless such transaction is permitted under by Fist Priority Collateral Trust Agreement and the First Priority Indenture. Upon effectiveness of such permitted sale, lease, sell and lease back, sale leases, assignment conveyance, transfer or disposition of the relevant assets, such relevant assets shall be deemed excluded of this New Mortgage.
     EIGHTH.- Novation, Amendment.
     Neither the entering into of this New Mortgage nor the mortgage created hereunder, shall constitute a novation, amendment, payment or conveyance as payment of any of the First Priority Obligations.
     NINTH.- Events of Foreclosure; Distribution of Proceeds.

     (a) Upon the occurrence of any Event of Default, the First Priority Mortgagee, as instructed by the First Priority Indenture Trustee and the First Priority Collateral Trustee, may take such action as it deems necessary or convenient to institute a proceeding for the complete or partial foreclosure of the Mortgaged Assets and may take such other action as is available to it by law or under any of the other First Priority Documents to dispose of, collect, receive, appropriate and realize upon the Mortgaged Assets, or any part thereof.
     (b) The Mortgagor agrees that, in the event the First Priority Mortgagee initiates a foreclosure proceeding, such First Priority Mortgagee shall have the right to designate the goods of Mortgaged Assets to be attached and the attachment of all or part of the Mortgaged Assets, as the case may be, shall not be subject to the provisions of Article one thousand three hundred and ninety five of the Commerce Code and Articles four hundred and thirty six, four hundred and thirty seven and other applicable provisions of Federal Code of Civil Procedures.
     (c) It is hereby understood that the foreclosure of the Concessions pursuant to the terms of this New Mortgage shall in no event give to the acquirer of the relevant Concession or Concessions the character of concessionaire under such Concession or Concessions. In order to effect foreclose or otherwise dispose of the Concessions in favor, or for the benefit, of the First Priority Mortgagee or a third party, it will be necessary that the Ministry consents to such conveyance in the terms of Article thirty five of the Mexican Telecommunications Law.
     (d) The Mortgagor agrees to pay all reasonable and documented costs of the First Priority Mortgagee, including, without limitation, attorney’s fees, incurred in connection with (i) the pending or possible occurrence of an Event of Default or the Mortgagor’s request for a waiver of, or consent to, a possible Event of Default, (ii) a requested amendment to this Instrument or any of the First Priority Documents, or (iii) the enforcement of any of its rights and remedies hereunder, which costs the Mortgagor agrees and acknowledges are covered under the terms of this New Mortgage as First Priority Obligations.
     (e) The Mortgagor hereby waives presentment, demand or protest (to the maximum extent permitted by applicable law) of any kind in connection with this Instrument or any Mortgaged Assets.

     (f) The proceeds of any sale, disposition or other realization upon all or any part of the Mortgaged Assets shall be distributed in accordance with the priorities set forth in the First Priority Collateral Trust Agreement.
     TENTH.- Taxes and Expenses.
     The Mortgagor agrees to pay all taxes, fees, interest, fines, surcharges, responsibilities and accessories that may be payable as a result of the mortgage created under this New Mortgage for the benefit of the First Priority Mortgagee and while the mortgage created hereunder shall be in effect or arising from the sale undertaken of the assets forming the Mortgaged Assets (including, without limitation, any fee or expense, tax or duty related to the registration of this Instrument with the Public Registry of Commerce and the Telecommunications Registry), the preservation and maintenance of the assets that constitute the Mortgaged Assets or the defense of such Mortgaged Assets, and to indemnify and hold harmless the First Priority Mortgagee with respect to any tax (payable as a withholding or otherwise), interest, fine, surcharge, responsibility or accessory that may be claimed from the First Priority Mortgagee or payable by reason hereof, by any tax authority. The Mortgagor agrees that up until each and all such amounts shall be reimbursed to the First Priority Mortgagee, such amounts shall be part of the Secured Obligations.
     ELEVENTH.- Appointment of Depositary.
     In the event the First Priority Mortgagee institutes mortgage proceedings to foreclose against all or any part of the Mortgaged Assets, the Mortgagor agrees that:
     (a) To the extent permitted by applicable law, on the date that Mortgagor receives judicial notice (emplazamiento) of the commencement of any proceedings seeking to foreclose on all or a portion of the Mortgaged Assets, the Mortgagor will state its decision with respect of being named as depositary of all or any portion of the Mortgaged Assets or any assets subject to attachment (embargo) (the “Depositary”) . In the event the Mortgagor does not accept it’s naming as Depositary, the First Priority Mortgagee or the person that such First Priority Mortgagee names, will be the Depositary, without such non acceptance being a waiver of the Mortgagor to act as Depositary, under applicable law. In the event the Mortgagor accepts being named as Depositary, in accordance with applicable law, immediately after of such Depositary acceptance the Mortgagor agrees to carry out all acts necessary to renounce to such Depositary naming and to appoint the First Priority Mortgagee or the person the First Priority Mortgagee names as Depositary to take immediate possession of the Mortgaged Assets, without the need to post a bond for such purpose;
     (b) the Mortgaged Assets shall be awarded in favor of the First Priority Mortgagee (for the benefit of the Secured Parties) at the time of enforcement of a judgment ordering payment of the Secured Obligations, at a price to be determined by expert appraisers in accordance with applicable law;
     (c) service of process and any further notice to the Mortgagor regarding such foreclosure shall be delivered to the address of the Mortgagor set forth in Clause Fifteen of this Mortgage and shall be subject to Section ten point thirteen of the First Priority Indenture.
     TWELVETH.- Condemnation, Expropriation.
     Subject to what is provided for in the First Priority Indenture, in the event that all or any part of the Mortgaged Assets is condemned, revoked, seized or expropriated, in whole or in part, the Mortgagor hereby agrees to undertake all acts and enter into agreements and/or contracts as may be necessary to deliver to the First Priority Mortgagee any payments or other distributions received in connection with such seizure, revocation, condemnation or expropriation and to take any measures that the First Priority Mortgagee reasonably requests. Upon receipt of any such amounts, the First Priority Mortgagee shall apply such payment as prepayment of the First Priority Obligations to the First Priority Obligations in accordance with the First Priority Indenture and First Priority Documents.
     THIRTEENTH.- Right of Reversion.
     In accordance with the provisions of Article ninety four of the Mexican Communications Law, it is hereby expressly agreed that upon expiration of the term of each of the Concessions, or in the event of early termination, revocation, expropriation or condemnation thereof in the cases set forth in article twenty nine of the Mexican Communications Law, any part of the Mortgaged Assets that shall, by operation of law or otherwise, revert to the Mexican Nation, will revert and shall property of the nation free and clear of any liens, encumbrances, mortgages, security interest or any liens, limitation of domain whatsoever, including, without limitation, the first priority security interest created under this Instrument, provided that such reversion shall not include a reversion of any assets other than the relevant Concessions and shall not terminate, invalidate, or otherwise impair or affect the New Mortgage or the perfection or priority thereof as to the Mortgaged Assets other than the relevant Concessions, subject to section (b) below.
     (b) The parties hereto acknowledge that upon termination of each of any such Orbital Concessions, the Mexican government has the preemptive right to purchase any assets used in connection with the exploitation of the orbital slot subject matter of the relevant Orbital Concession and the satellite network associated therewith, pursuant to Article forty of the Mexican Telecommunications Law and clause seven point two of the Orbital Concessions and any similar provisions of any Orbital Concessions, as applicable.
     FOURTEENTH.- Term.
     The security interest hereby granted shall remain in effect until all of the First Priority Obligations and any other amount due to the First Priority Mortgagee under this New Mortgage is indefeasibly paid in full, to the satisfaction of the First Priority Mortgagee; provided, however, that this New Mortgage and the mortgage hereby created shall terminate, in respect of each Concession, once ninety percent (90%) of the term of the relevant Concession shall have lapsed. Subject to section (b) of Clause Thirteenth above, such reversion shall not include a reversion of any assets other than the relevant Concessions and shall not terminate, invalidate, or otherwise impair or affect the New Mortgage or the perfection or priority thereof as to the Mortgaged Assets other than the relevant Concessions. In the event the Ministry extends or renews the term of any or all of the Concessions, this Instrument and the New Mortgage created hereby will continue in full force and effect or be automatically extended or renewed accordingly. The termination of the mortgage created hereunder in respect of the Concessions shall in no event affect the validity of this New Mortgage.

     FIFTEENTH.- Loral Usufructos.
     Previously to the date hereof, the Company has granted the Loral Usufructos with respect to the Loral Transponders (the “Loral Grant”). Each of the parties agreed that (a) consistent with Mexican law, the Loral Usufructo constitute an in rem property right whereby the beneficiaries of the Loral Usufructos (the “Grant Holders”) are entitled to the quiet use and enjoyment of the transponders subject matter of the Loral Usufructos (“Loral Transponders”) for (x) the life of Satmex 6 as to the Loral Transponders on Satmex 6 and (y) the life of Satmex 5 as to the Loral Transponders on Satmex 5; (b) as a consequence of the Loral Usufructos and consistent with Mexican law, the Loral Transponders cannot, under any circumstances, including, without limitation, in an insolvency, bankruptcy or similar proceeding under Mexican or U.S. law, be sold, transferred, pledged or otherwise disposed of free and clear of the Loral Usufructos embodied in the Loral Grant and any purchaser or transferee thereof takes subject to the Loral Usufructos; provided, however, that solely in the event the Grant Holders determine to accept the “Loral Transponder Sale Proceeds” (as such term is defined in each of the Loral Usufructos) in exchange for the termination and extinguishment of the Loral Usufructos as provided in the Loral Usufructos, the First Priority Collateral Trustee is irrevocably directed to pay the “Loral Transponder Sale Proceeds” to the applicable Grant Holders, as the case may be under the Loral Usufructos; (c) the Grant Holders may take any action necessary to enforce their rights under the Loral Usufructos against the Company, its successors and assigns, or any other party in any context; (d) any party with an interest in or claim to Satmex 5 or Satmex 6 shall be subject to and shall not foreclose and shall waive any right to foreclose the Loral Usufructos in the Loral Transponders; (e) in any proceeding outside Mexico with respect to the Loral Usufructos or the Loral Grant or Satmex 5 or Satmex 6, the parties to the Restructuring Agreement have irrevocably agreed that Luis A. Nicolau or such other designee selected by the Grant Holders (the “Designee”), which Designee shall be reasonably acceptable to the Company and the First Priority Collateral Trustee, shall be the sole expert on Mexican law (specifically including Article nine hundred and eighty of the Mexican Federal Civil Code) and agree that Mr. Nicolau or such Designee will be the only witness (expert or otherwise) that may submit evidence including, without limitation, any expert report, testimony or opinion, for all purposes in interpreting, enforcing or otherwise explaining the Mexican Federal Civil Code, including Article nine hundred and eighty thereof, with respect to the Loral Usufructo and the Loral Grant or the parties’ rights in respect thereof (and each party shall waive any right to call any other witness in respect of these matters); (f) each of the parties to the Restructuring Agreement is and shall be estopped from arguing or taking any position that the Loral Usufructo embodied in the Loral Grant is other than as expressly described herein; and (g) in any dispute (in any court or other proceeding whether in Mexico, the United States or otherwise) with respect to the Loral Usufructo embodied in the Loral Grant, the laws of Mexico shall apply in connection with the interpretation, enforceability and application of the Loral Usufructos, and such application of Mexican law is to be considered to the fullest extent under Rule forty four point one of the Federal Rules of Civil Procedure and Rule nine thousand and seventeen of the Federal Rules of Bankruptcy Procedure of the United States of America, as may be applicable.
     SIXTEENTH.- Representation; Notices.
     All notices or other communications relating to this New Mortgage shall be made in writing or in any other manner specified in this New Mortgage, in both English and Spanish, and shall be delivered or sent to the domiciles specified below, or to any other domicile or telecopy number from time to time designated by the receiving party or its representatives, by means of written notice to the other party. All such notices and communications must be delivered personally or by telecopy. The domiciles of the First Priority Mortgagee and the Mortgagor are as follows:
if to the Mortgagor:
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200
México
Attention: Cynthia Pelini Addario
Telephone: (52) (55) 2629-5808
Telecopy: (52) (55) 2629-5895

if to the First Priority Mortgagee:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
USA
Attention: Stephen Ferrera, Vice President, International Finance
Telephone: : (212)525.7456
Telecopy: (212) 525.1300
     SEVENTEENTH.- Translations.
     (a) Within forty five calendar days after the date hereof, (i) a complete Spanish translation of each of the First Priority Documents acceptable to Mortgagor and the First Priority Mortgagee shall be completed and notarized (protocolizada), indicating in the corresponding notarial instrument (escritura pública) that such translation is a translation into Spanish of the corresponding First Priority Document and that Mortgagor irrevocably agrees to be bound by such translation; and (ii) a first certified copy (primer testimonio) of each corresponding notarial instrument (escritura pública) shall be filed for registration with the corresponding Public Registry of Commerce and each other registry where this New Mortgage has been registered, through a notation (anotación marginal).
     (b) Mortgagor hereby irrevocably agrees that: (i) if the translation into Spanish of any of the First Priority Documents is not completed, notarized and registered as provided under paragraph (a) above, the First Priority Mortgagee, acting through any of Messrs. Alejandro Sainz Orantes, Daniel Saltzberg Koris, Juan O’Gorman Merino or Hugo Lopez Coll, or any other of the First Priority Mortgagee’s duly appointed representatives, shall be entitled to retain, at Mortgagor’s expense, (y) any of Victor Hermosillo, Zuluem Garcia or Ana Junco, all of whom are sworn translators licensed in Mexico, Federal District, to translate into Spanish any such First Priority Document as to which an official translation into Spanish has not been completed as provided under paragraph (a) above, or (z) if none of such translators is available, any other sworn translator licensed in Mexico, Federal District; and (ii) Mortgagor shall have 10 (ten) business days following the date on which Mortgagor receives such translation into Spanish, to review and provide written comments to such translation prepared pursuant to paragraph (a) above. Should Mortgagor submit written comments within such 10 (ten) business day period then (y) the translation shall be revised to incorporate such written comments as are approved by the parties thereto, and (z) with respect to such written comments as are rejected by the First Priority Mortgagee, the First Priority Mortgagee shall request any of the other two sworn translators mentioned above to carry out the corresponding translation which shall be revised accordingly, whereupon Mortgagor and the First Priority Mortgagee irrevocably agree to be bound by such translation. If at the end of such 10 (ten) business day period Mortgagor has not provided written comments to the translation, such translation shall be irrevocably binding on Mortgagor and the First Priority Mortgagee who respectively hereby expressly waive any right to appeal or contest such translation.
     (c) The First Priority Mortgagee, acting through any of Messrs. Alejandro Sainz Orantes, Daniel Saltzberg Koris, Juan O’Gorman Merino or Hugo Lopez Coll, or any other of the First Priority Mortgagee’s duly appointed representatives, shall be authorized to appear before a Mexican notary public of the First Priority Mortgagee’s choice, at Mortgagor’s expense, and grant the notarial instrument (escritura pública) regarding such translation into Spanish as provided under paragraph (a) above; and the First Priority Mortgagee, acting through any of Messrs. Alejandro Sainz Orantes, Daniel Saltzberg Koris, Juan O’Gorman Merino or Hugo Lopez Coll, or any other of the First Priority Mortgagee’s duly appointed representatives, shall be authorized to file for registration and register, at Mortgagor’s expense, a first copy (primer testimonio) of the notarial instrument (escritura pública) of each such notarial instrument with each registry where this mortgage has been registered through a notation (anotación marginal).
     (d) The rights granted to the Firs Priority Mortgagee, and the powers and authority conferred upon the First Priority Mortgagee under this Clause are irrevocable as provided under Article two thousand five hundred and ninety six of the Federal Civil Code for Mexico and the civil codes of each and every other state of Mexico, as such powers of attorney have been granted as a means to comply with a condition provided for in the First Priority Documents as well as to comply with those obligations arising to Mortgagor hereunder.
     (e) Mortgagor hereby irrevocably agrees that upon completion of a Spanish translation of each of the First Priority Documents pursuant to paragraphs (a) or (b) of this Clause, the terms of such translation shall, upon the notarization (protocolización) referred to in paragraphs (a) or (b) of this Clause of each of the First Priority Documents translated into

Spanish as provided herein, shall be deemed reproduced as if inserted ad verbatim in this instrument.
     EIGHTEENTH.- Registration and Notarization Fees.
     The fees and expenses derived from the preparation and execution of this New Mortgage and its notarization before a notary public, and the fees and expenses derived from its registration, and, if the case may be, maintaining its registration, with the corresponding Public Registry of Commerce the Telecommunications Registry and any other registry where its recordation is required, shall be borne solely by the Mortgagor and shall also be secured by the New Mortgage as Priority Obligations.
     NINETEENTH.- Amendments to this Mortgage.
     No termination, amendment or waiver of any provision of this New Mortgage nor consent to any departure by the Mortgagor therefrom shall in any event be effective unless the same shall be in writing and signed by the First Priority Mortgagee and the Mortgagor, and then any such waiver or consent shall only be effective in the specific instance and for the purposes for which given.
     TWENTYTH.- Assignment.
     In the case the First Priority Mortgagee assigns any or all of its rights under the First Priority Indenture pursuant to the terms set forth therein, all or the corresponding part of the First Priority Mortgagee’s rights under this Instrument shall forthwith be assigned to the relevant successor or assign. The Mortgagor may not assign any or all of its obligations hereunder without the prior written consent of the First Priority Mortgagee.
     TWENTY FIRST.- No Waiver; Remedies.
     No failure on the part of the First Priority Mortgagee to exercise, and no delay in exercising any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative, may be exercised singly and concurrently, and are not exclusive of any remedies provided by law, or by any First Priority Document, as applicable.

     TWENTY SECOND.- Governing Law; Jurisdiction.
     This Instrument shall be governed and construed in accordance with the laws of Mexico. Without prejudice to the submission to jurisdiction of the Mortgagor under the First Priority Documents for the purposes thereof, the Mortgagor hereby expressly and irrevocably submits to the exclusive jurisdiction of the competent courts sitting in Mexico City, Federal District, Mexico, and waive any other court of forum that may correspond to them by virtue of their domiciles, whether present or future, or otherwise.
     TWENTY THIRD.- The Company agrees to and shall exclusively bear all expenses, duties and fees arising out of the execution of this instrument, and all such expenses, duties, and fees shall be First Priority Obligations secured hereunder.
     TWENTY FOURTH.- The parties hereto hereby acknowledge that this New Mortgage is executed in accordance with the Chapter 11 Plan and the Confirmation Order.
AUTHORITY OF THE PARTIES:
[TO BE FILLED BY THE NOTARY]
     THE UNDERSIGNED NOTARY CERTIFIES AND ATTESTS: I.- That he fully identified himself as a Notary Public before the parties hereto; II.- That the parties hereto identified themselves as set forth in the Section of Capacity attached to the appendix hereof under letter “G”, and who, in his judgment, have legal capacity to perform this action; III.- That he advised the parties hereto of the penalties incurred by those who make false declarations before a Notary Public and that their statements are deemed to have been made under penalty of perjury ; IV.- That they provided the following general information:
[TO BE FILLED OUT BY THE NOTARY]

and V.- That the parties hereto, after reading this instrument, having been informed of their right to read it personally and of the value and legal consequences of the contents hereof ratify and sign it on [•] of the same year, in which he authorizes definitively. In witness whereof.